Exhibit 5.3

Walter Investment Management Corp.

3000 Bayport Drive, Suite 1100

Tampa, FL 33607

Re:	Registration Statement on Form S-4

Minnesota Subsidiaries

Ladies and Gentlemen:

We have acted as counsel to Green Tree Loan Company, a Minnesota corporation, and Green Tree Insurance Agency, Inc., a Minnesota corporation (together, the “Minnesota Subsidiaries”), in connection with a Registration Statement on Form S-4 (the “Registration Statement”) relating to the exchange offer by Walter Investment Management Corp., a Maryland corporation (the “Company”), and certain of its subsidiaries, including the Minnesota Subsidiaries, listed as co-registrants in the Registration Statement (the “Subsidiaries”), of up to $575,000,000 aggregate principal amount of the Company’s 7.875% Senior Notes due 2021 (the “Exchange Notes”), and guarantees of the Exchange Notes by the Subsidiaries (the “Exchange Guarantees”) by the Subsidiaries, for up to $575,000,000 aggregate principal amount of the Company’s issued and outstanding 7.875% Senior Notes due 2021 and related guarantees by the Subsidiaries. The Exchange Notes and the Exchange Guarantees will be issued under the indenture, dated as of December 17, 2013 (the “Indenture”), among the Company, the Subsidiaries and Wells Fargo Bank, National Association, as trustee.

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below.

In rendering our opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and the Minnesota Subsidiaries and of public officials.

Based on the foregoing, we are of the opinion that:

1. Each of the Minnesota Subsidiaries is a corporation that is validly existing and in good standing under the laws of the State of Minnesota.

2. Each of the Minnesota Subsidiaries has the corporate power to execute, deliver and perform the Exchange Guarantees.

3. The execution and delivery of the Exchange Guarantees by each of the Minnesota Subsidiaries will not violate or cause a breach of (i) any statute of the State of Minnesota or any rule or regulation of any governmental authority or regulatory body of the State of Minnesota, (ii) any provision of the articles of incorporation or bylaws of such Minnesota Subsidiary or (iii) laws of the United States generally, that, in our experience, are typically applicable to transactions as such as those contemplated by the Indenture and the Exchange Guarantees.

Walter Investment Management Corp.

October 14, 2014

4. The Exchange Guarantees issued by the Minnesota Subsidiaries have been duly authorized by all necessary corporate action on the part of the Minnesota Subsidiaries and, when the Exchange Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture pursuant to the exchange offer described in the Registration Statement, the Exchange Guarantees issued by the Minnesota Subsidiaries will be duly executed and delivered and validly issued by the Minnesota Subsidiaries.

Our opinion expressed above is limited to the laws of the State of Minnesota.

We hereby consent to your filing of this opinion as an exhibit to the Registration Statement. Simpson Thacher & Bartlett LLP may rely upon this opinion as if it were addressed and delivered to them for the purposes of delivering their own opinion to the Company on the date hereof.

Dated: October 14, 2014

Very truly yours,

/s/ Dorsey & Whitney LLP

DORSEY & WHITNEY LLP